Hey Philip,

Max here, Co-Founder of BackerKit, and I'm personally reaching out to, first, **congratulate you for having raised over $250k in crowdfunding as a creator.** It's no small feat, and we thank you for choosing BackerKit Pledge Manager to support your growth along the way. We are honored to be your partner.

Second, I'm writing today because we're planning something big – **and we want you to be a part of it.**

We're raising an equity crowdfunding investment round to fuel the next stage of BackerKit's growth, helping us to scale even faster and continue innovating alongside our creators. Unlike rewards-based crowdfunding that BackerKit powers, equity crowdfunding is different because it allows investors to own a piece of the company.

BackerKit Crowdfunding is now the fastest growing product line in our 12-year history.

Pledge volume has spiked by **2.8x** and project launches grew by **4x** year over year. One of our most explosive growth areas is our latest industry-first innovation: **Collab-Funding** enables creators to launch projects together to amplify reach and returns, growing 10x year over year in creator acquisition.

And we're just getting started. If you believe in a better future for crowdfunding, now's the time to join us.

For a limited time we're offering first access to the round. You can invest in BackerKit for as little as $100 and own a financial stake in the platform alongside us.

➡️ **Sign up now for first access**

Max Salzberg
Co-Founder, BackerKit

P.S. Reply back with any questions. We've helped tons of creators grow their fans and funds on our platform. Many have made the switch and hit their best projects yet on BackerKit! We'd love to help you grow too. Hope to connect!



Maxwell Salzberg
Co-Founder, BackerKit



Rosanna Yau
Co-Founder, BackerKit